FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of February, 2005
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                            PROGEN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes   No X
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     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


     Attached as Exhibit 1 is a copy of the Company's Half Yearly Report 31 December 2004 announcement dated February 24, 2005. Attached as Exhibit 2 is a copy of the Company's Half Yearly Report & Half Yearly Accounts 31 December 2004 dated February 24, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Progen Industries Limited

                                            /s/ Linton Burns

Date: February 24, 2005                     By: Linton Burns, Company Secretary
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                                  EXHIBIT INDEX

Exhibit Number                              Description
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Exhibit 1 Copy of the Company's Half Yearly Report 31 December, 2004 dated February 24, 2005

              Copy of the Company's Half Yearly Report & Half Yearly Accounts
Exhibit 2     31 December 2004 dated 24th February 2005.